Mail Stop 3561

								            November 28,
2005

Mr. Melvin J. Melle
Chief Financial Officer
The Hallwood Group Incorporated
3710 Rawlins, Suite 1500
Dallas, Texas 75219

		RE:	The Hallwood Group Incorporated
			Form 10-K for Fiscal Year Ended December 31, 2004
			Filed March 31, 2005
Forms 10-Q for Fiscal Quarters Ended March 31, June 30, and
September
30, 2005
			File No. 1-8303

Dear Mr. Melle:

	We have reviewed your responses in your letter dated October
21,
2005 and have the following additional comments. Please be as detailed as necessary in your explanation so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

















Form 10-K for Fiscal Year Ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition...,
page
17

Critical Accounting Policies, page 18

1. We have read your response to prior comment 2. Please confirm that you will disclose in future filings, if true, that bill and hold sales are not material for all periods presented and that you will provide a context within which a reader will understand how you assessed materiality. If bill and hold sales are material in future periods, we assume that your disclosures would reflect appropriate discussion of that fact.

Item 9A.  Controls and Procedures, page 30

We have read your responses to prior comments 5, 6 and 7. We believe that the requested revisions are material, as your management has certified that it has 1) made conclusions on the effectiveness of disclosure controls and procedures, as defined by Exchange Act Rules
13a-15(e) and 15d-15(e), and 2) disclosed any changes in internal controls that have occurred in the last fiscal quarter. Therefore we are requesting that you amend your Form 10-K for these items, and we re-issue the comments in their entirety.

2. You disclose that your controls, "by their nature, can provide only reasonable assurance regarding management`s control
objectives."
Therefore, revise your conclusion to state, if true, that internal controls and procedures are effective at the "reasonable assurance"
level.  Please refer to Part II.F.4 of SEC Final Rule Release 33-
8238
for guidance.

3. You state that your management evaluated the effectiveness of your disclosure controls and procedures, as defined in Exchange Rule 13a-
15(e). However, your principal executive and financial officers only concluded that your disclosure controls and procedures were effective in "timely alerting them to the material information relating to the
Company required to be included in its periodic filings with the Securities and Exchange Commission." Please also state, if true, whether the same officers concluded the controls and procedures were effective in "ensuring that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer`s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." See Exchange Act Rule 13a-
15(e).

4. Please revise your disclosure regarding changes to internal controls and procedures over financial reporting to identify any changes, not just "significant" changes that have materially affected, or are reasonably likely to materially affect, your internal controls and procedures over financial reporting. See Item
308(c) of Regulation S-K. Note that this assertion relates to changes during the last fiscal quarter, not the period subsequent to the date of the officers` evaluation.

Form 10-Q for Fiscal Quarter Ended September 30, 2005

Item 4. Controls and Procedures, page 40

5. We note that you have added new staff in an effort to address your auditors` letters regarding the need to improve the financial closing process at the Brookwood subsidiary. Please describe for us the specific problems with controls that your auditors have identified and how you plan to remediate each one.


	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter as a correspondence file on EDGAR.

	You may contact Staff Accountant Ta Tanisha Henderson at
(202)
551-3322, or me at (202) 551-3843 with any other questions.



		Sincerely,


		George F. Ohsiek, Jr.
	Branch Chief
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Mr. Melvin J. Melle
The Hallwood Group Incorporated
November 28, 2005
Page 1